December 23, 2011

Stephanie L. Hunsaker

Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Huntington Bancshares Incorporated
File No. 001-34073

•	Form 10-K for the fiscal year ended December 31, 2010, filed February 18, 2011

•	Form 10-Q for the fiscal quarter ended September 30, 2011, filed October 31, 2011

Dear Ms. Hunsaker:

This letter is in response to your letter dated December 16, 2011, regarding the Securities and Exchange Commission Staff’s review of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on February 18, 2011, and our Form 10-Q for the fiscal quarter ended September 30, 2011, filed on October 31, 2011. For your convenience, we have included your comments below and have keyed our responses accordingly. Please note, we converted your bullets to letters to facilitate review of our response.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

NPAs, NALs, and TDRs

TDR Loans, page 40

1. We note your response to our previous comment eight in our letter dated December 7, 2011. Please tell us the following information:

a)	In your response, you state that you “routinely make modifications such as these in the normal course of business to borrowers who are performing according to the restructured contractual terms of the loan if the borrower is no longer experiencing financial difficulties.” Please clarify whether you also make these modifications for all borrowers in the normal course of business or whether you only provide these modifications once a loan has been a performing TDR for an acceptable period of time or at maturity of the TDR.

b)	Please clarify whether the market rate of interest that typically occurs in the new loan is at a higher rate or lower rate than the rate immediately prior in the restructured loan.

c)	Please tell us whether the modifications to these loans are considered more than minor under ASC 310-20-35-10.

Management’s response

a)	We consider these modifications to be a refinancing. These loans are evaluated through our underwriting process consistent with new loans to determine if they are credit worthy. They are subjected to the normal underwriting standards and processes for other similar credits, both new and existing. We routinely make refinancings or new loans such as these in the normal course of business to new borrowers or existing borrowers with similar risk characteristics as the borrower whose financial condition has improved and is performing in accordance with the TDR loan.

b)	Historically, the interest rate on the new loan is typically at or above the interest rate on the restructured loan; however, the interest rate can be lower. The interest rate is determined based on the market rate of interest at the time of the refinancing for borrowers with similar risk characteristics, and is not reflective of an expectation of either an increase or decrease in the rate compared to the restructured note.

c)	The modifications to these loans are considered more than minor under the guidance noted in ASC 310-20-35, paragraphs 9, 10, and 11.

Paragraph 9 notes that if the terms of the new loan resulting from a loan refinancing or restructuring other than a troubled debt restructuring are at least as favorable to the lender as the terms for comparable loans to other customers with similar collection risks who are not refinancing or restructuring a loan with the lender, the refinanced loan shall be accounted for as a new loan. The refinancings are evaluated to determine if the terms are at least as favorable to us as terms for new comparable loans to other customers with similar collection risk.

The guidance in paragraph 10 is also utilized, which indicates if the refinancing or restructuring does not meet the condition set forth in paragraph 9 or if it meets the condition set forth in paragraph 9 but only minor modifications are made to the original loan contract, the loan should be accounted for as a continuation of the old loan. The new terms are evaluated to determine if they are more than minor when compared to the TDR loan using the qualitative guidance in paragraph 11, which states a creditor shall evaluate whether the modification is more than minor based on the specific facts and circumstances (and other relevant considerations) surrounding the modification. We evaluate the new terms based on the specific facts and circumstances and other relevant considerations to ensure the modifications are more than minor.

In future filings, beginning with our Form 10-K for the year-ended December 31, 2011, we will expand our discussion within the Footnotes to read as follows (underlining denotes additions to from our current disclosures, bold section is clarifying additional language from our response to you dated December 13, 2011):

Commercial nonaccrual TDRs result from either: (1) an accruing commercial TDR being placed on nonaccrual status, or (2) a workout where an existing commercial NAL is restructured and a concession was given. At times, these workouts restructure the NAL so that two or more new notes are created. The primary note is underwritten based upon our normal underwriting standards and is sized so projected cash flows are sufficient to repay contractual principal and interest. The terms on the secondary note(s) vary by situation, and may include notes that defer principal and interest payments until after the primary note is repaid. Creating two or more notes often allows the borrower to continue a project or weather a temporary economic downturn and allows Huntington to right-size a loan based upon the current expectations for a borrower’s or project’s performance. Additionally, if a charge-off was taken as part of the restructuring, the TDR status is not considered for removal. The TDR status on commercial loans is considered for removal if the loan is subsequently modified at market terms.

Our strategy involving TDR borrowers includes working with these credits to allow them to refinance elsewhere as well as allow them time to improve their financial position and remain our customer through refinancing their notes according to market terms and conditions in the future. A refinancing or modification of a loan occurs when either the loan matures according to the terms of the TDR-modified agreement or the borrower requests a change to the loan agreements. At that time, the borrower is evaluated to determine if it is credit worthy. It is subjected to the normal underwriting standards and processes for other similar credits, both new and existing, which are requesting extensions of credit.

In accordance with ASC 310-20-35, the refinanced note is evaluated to determine if it is considered a new loan or a continuation of the prior loan. A new loan is considered for removal of the TDR designation, whereas a continuation of the prior note requires a continuation of the TDR designation. In order for a TDR designation to be removed, the borrower must no longer be experiencing financial difficulties and the terms of the refinanced loan must not represent a concession.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing response addresses your comments. We are committed to full and transparent disclosure and will continue to enhance our disclosures in future filings. Please contact me at (614) 480-5240 if you have any questions or would like further information about this response.

Sincerely,

/s/ Donald R. Kimble

Donald R. Kimble

Senior Executive Vice President and Chief Financial Officer

Huntington Bancshares Incorporated

Copies to:

Stephen D. Steinour, Chairman, President, and Chief Executive Officer, Huntington

Bancshares Incorporated

Richard A. Cheap, General Counsel and Secretary, Huntington Bancshares Incorporated

Rebekah Lindsey, Securities and Exchange Commission

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